[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

February 24, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed January 15, 2014
File No.: 011-16123

Dear Ms. Ransom:

On behalf of Newtek Business Services, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated February 14, 2014, with respect to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 011-16123), filed with the Commission on January 15, 2014, as amended (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Where revisions to the Preliminary Proxy material are noted in the response set forth below, such revisions have been included in Amendment No. 2 to the Preliminary Proxy Statement, filed concurrently herewith.

Proposal I— Approval of the Reincorporation Transaction, page 3

1.	We note your response to comment 3 in our letter dated November 21, 2013 and your amended disclosure. Please disclose the rights of the board of directors in the event that shareholders do not approve the reincorporation transaction. In this regard, we note your disclosure that you will not effectuate the BDC Election or take action on any other proposal unless Proposal I is approved. If the board of directors does not reserve any additional rights under these circumstances, please so state.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

BDC and RIC Elections, page 4

2.	We note your response to comment 7 in our letter dated November 21, 2013 and your amended disclosure. Please include in your disclosure the information you provide in response to this comment. Please also disclose the reasons why you believe you will be afforded access to more favorable interest rates as a result of your election to operate as a BDC.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

February 24, 2014

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	In the last paragraph of this section, please elaborate upon the “certain consequences”

your transition to a BDC and RIC will have on your balance sheet.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Operating as a BDC, page 5

4.	We note your amended disclosure and the updated financial statements you have provided. We are continuing to review your disclosure and may have further comments upon the completion of our review.

Response: The Company acknowledges the Staff’s comment.

Securities Act Consequences, page 10

5.	We are still reviewing your response in this section to address comment 9 in our letter dated November 21, 2013. We may have further comments upon the completion of our review.

Response: The Company acknowledges the Staff’s comment.

Comparison of Stockholder Rights Under Maryland and New York…, page 11

6.	We note your response to comment 11 in our letter dated November 21, 2013 and your amended disclosure. Please identify which changes are being made as a result of differing state law, and which are being made to better align your governing documents with those of other BDCs.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Regulation as a Business Development Company, page 20

Qualifying Assets, page 20

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

February 24, 2014

7.	We note your response to comment 15 in our letter dated November 21, 2013 and your amended disclosure. Please further amend your disclosure to provide examples of the types of non-qualifying assets your company would invest in as a BDC and the characteristics of such assets that would be accretive to your shareholders.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Equity Compensation Plans, page 23

8.	Please discuss the exemptive relief you plan on obtaining from the Securities and Exchange Commission to permit you to grant dividend equivalent rights to your optionholders. For example, please identify the statutes or rules from which you seek exemption and the effect of each exemption.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Proposal III—Authorization to Sell Shares of Common Stock, page 44

9.	Please confirm to us that any and all of the “one or more public or private offerings” you refer to will take place within the one year time period you reference elsewhere in this section.

Response: The Company confirms that any such offering of shares below NAV will take place within the one year time period referenced elsewhere in the above-referenced section, provided, that the Company may in the future seek re-approval from its stockholders to issue additional shares below NAV.

Proposal IV- Approval of a New Equity Compensation Plan, page 51

10.	Please confirm that the Existing Plans you identify in this section are indeed the only outstanding stock incentive plans as of the date shareholders will vote on Proposal IV and that all outstanding options have been issued under one of the Existing Plans.

Response: The Company confirms that the Existing Plans identified in the aforementioned section are the only outstanding stock incentive plans as of the date shareholders will vote on Proposal IV and that all outstanding options have been issued under one of the Existing Plans.

2012 Compensation Discussion and Analysis, page 57

11.	Please ensure that you have updated your disclosure to reflect information for your recently completed fiscal year ending December 31, 2013. In this regard, refer to Interpretation 217.11 of our Compliance and Disclosure Interpretations relating to Regulation S-K located at our web-site, www.sec.gov.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

February 24, 2014

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.
Matthew Ash, Newtek Business Services Corp.
John Mahon, Sutherland Asbill & Brennan LLP